SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Cadiz Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

127537207
(CUSIP Number)

Marc Robert, Chief Operating Officer

Water Asset Management, LLC

509 Madison Avenue, Suite 804

New York, New York 10022

(212) 754-5132

with a copy to:

Aneliya Crawford, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 19, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 11 Pages)

______________________________

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127537207	SCHEDULE 13D/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Water Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,258,219 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,258,219 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,258,219 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 127537207	SCHEDULE 13D/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON TRF Master Fund (Cayman) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,258,219 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,258,219 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,258,219 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 127537207	SCHEDULE 13D/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Anthony L. Arnerich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 39,300 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 39,300 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 39,300 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than one percent
14	TYPE OF REPORTING PERSON IN

CUSIP No. 127537207	SCHEDULE 13D/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON John A. Bohn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 893 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 893 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 893 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than one percent
14	TYPE OF REPORTING PERSON IN

CUSIP No. 127537207	SCHEDULE 13D/A	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Jeffrey J. Brown
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,718 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,718 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,718 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than one percent
14	TYPE OF REPORTING PERSON IN

CUSIP No. 127537207	SCHEDULE 13D/A	Page 7 of 11 Pages

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2018 (the “Original Schedule 13D”) and Amendment No. 1 filed with the SEC on May 3, 2018 (“Amendment No. 1,” and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 per share (“Common Stock”), of Cadiz Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Original Schedule 13D. This Amendment No. 2 amends Items 2, 3, 4, 5, 6, and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2(a) – (f) of the Schedule 13D is hereby amended and restated as follows:

(a)

This Schedule 13D is filed by:

(i) Water Asset Management, LLC, a New York limited liability company (“Water Asset Management”); (ii) TRF Master Fund (Cayman) LP, a Cayman Islands limited partnership (“TRF Master Fund” and together with Water Asset Management, the “WAM Parties”); (iii) Anthony Arnerich (“Mr. Arnerich”); (iv) John A. Bohn (“Mr. Bohn”); and (v) Jeffrey J. Brown (“Mr. Brown,” and together with the WAM Parties, Mr. Arnerich, and Mr. Bohn, the “Reporting Persons”). The general partner of TRF Master Fund is Water Investment Advisors (Cayman), Ltd., a Cayman Islands exempted company. Disque D. Deane, Jr. (“Mr. Deane”), Matthew J. Diserio (“Mr. Diserio”) and Marc Robert (“Mr. Robert”) are the managing members of Water Asset Management (each, a “Managing Member”).

Annex A attached to the Original Schedule 13D sets forth the information required by Instruction C of the instructions to Schedule 13D.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or otherwise.

(b)	The business address of each of the WAM Parties and Managing Members is 509 Madison Avenue, Suite 804, New York, New York 10022. The business address of Mr. Arnerich is 2045 NE Martin Luther King Jr. Blvd., Portland, Oregon 97212. The business address of Mr. Bohn is 220 Montgomery Street, Penthouse 10, San Francisco, California 94104. The business address of Mr. Brown is 2721 East Coast Highway, Suite 108, Corona del Mar, California 92625.

(c)	The principal business of: (i) Water Asset Management is investing for funds and accounts under its management; (ii) TRF Master Fund is investing in securities; (iii) Mr. Deane is serving as the Chief Investment Officer and Co-Portfolio Manager of Water Asset Management; (iv) Mr. Diserio is serving as the President of Water Asset Management; (v) Mr. Robert is serving as the Chief Operating Officer of Water Asset Management; (vi) Mr. Arnerich is serving as the Chief Executive Officer of Arnerich Massena; (vii) Mr. Bohn is serving as the Chief Strategist for Deepwater Desal, LLC; and (viii) Mr. Brown is serving as the Chief Executive Officer of Brown Equity Partners, LLC.

CUSIP No. 127537207	SCHEDULE 13D/A	Page 8 of 11 Pages

(d) & (e)	During the last five years, no Reporting Person or Managing Member has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Water Asset Management is a limited liability company organized under the laws of the State of New York. TRF Master Fund is a Cayman Islands limited partnership. Each of the Managing Members is a United States citizen. Each of Messrs. Arnerich, Bohn, and Brown is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The WAM Parties used approximately $30,000,320 (excluding brokerage commissions) in the aggregate to purchase the shares of Common Stock reported as beneficially owned by the WAM Parties in this Schedule 13D. Funds for the purchase of the shares of Common Stock reported herein as beneficially owned by the WAM Parties were derived from the working capital of the funds and accounts under Water Asset Management’s management.

The shares of Common Stock beneficially owned by Mr. Arnerich were purchased with his personal funds in open market purchases. The aggregate purchase price of the shares of Common Stock beneficially owned by Mr. Arnerich is approximately $328,757, including brokerage commissions. Of the 893 shares of Common Stock beneficially owned by Mr. Bohn, 500 shares of Common Stock were purchased with his personal funds in open market purchases for approximately $5,230, excluding brokerage commissions, and 393 shares of Common Stock were allocated to him for his services rendered as a director of the Issuer. All 3,718 shares of Common Stock beneficially owned by Mr. Brown were allocated to him for his services rendered as a director of the Issuer, with 3,325 of the shares of Common Stock being allocated, at his election, in lieu of cash compensation for such services.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

CUSIP No. 127537207	SCHEDULE 13D/A	Page 9 of 11 Pages

On April 19, 2019, TRF Master Fund submitted to the Issuer a notice of its intent to present a proposal and nominate candidates (the “Notice”) for election as directors at the Issuer’s 2019 annual meeting of the stockholders (the “Annual Meeting”). The Notice stated TRF Master Fund’s intention to nominate five nominees—Anthony L. Arnerich, Alan L. Boyce, and Scott D. Krase along with current directors of the Issuer John A. Bohn and Jeffrey J. Brown (each, a “Nominee,” and collectively, the “Nominees”)—for election as directors at the Annual Meeting. TRF Master Fund has nominated directors Bohn and Brown in case the Issuer should fail to: (a) nominate one or both of them; or (b) include one or both of them in the Issuer’s proxy statement and form of proxy card. In addition, TRF Master Fund notified the Issuer in the Notice that it intends to present a stockholder proposal at the Annual Meeting to amend the Issuer’s bylaws to clarify the advance notice bylaw provision.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon a total of 25,454,266 shares of Common Stock outstanding as of March 7, 2019, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 18, 2019.

Water Asset Management serves as investment manager to a number of investment funds and manages investments for certain entities in managed accounts with respect to which it has dispositive authority and voting power over the 3,258,219 shares of Common Stock reported herein.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	There have been no transactions in the securities of the Issuer effected by the Reporting Persons since the filing of the Schedule 13D, and in the case of each of the Nominees, in the past 60 days except for the April 1, 2019 transaction reported on Mr. Brown’s Form 4 filed with the SEC on April 3, 2019.

CUSIP No. 127537207	SCHEDULE 13D/A	Page 10 of 11 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

TRF Master Fund and WAM-Paa, LP, on the one hand, and each of Messrs. Arnerich, Boyce, and Krase, on the other hand, entered into an agreement (each, a “Nominee Agreement,” and collectively, the “Nominee Agreements”) whereby, among other things, each of them agreed to become a member of a slate of nominees and stand for election as a director of the Issuer in connection with a proxy solicitation which may be conducted by Water Asset Management and/or its affiliates in respect of the Annual Meeting. Messrs. Arnerich, Boyce, and Krase also agreed to seek the prior approval of Water Asset Management prior to any acquisition or disposition of any securities of the Issuer, which approval shall not be unreasonably withheld or delayed. This description of the Nominee Agreements is qualified in its entirety by reference to the full text of the Nominee Agreements, the form of which is attached hereto as Exhibit 3 and is incorporated herein by reference in its entirety.

On April 23, 2019, the Reporting Persons entered into a Joint Filing Agreement in which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is filed as Exhibit 4 to this Schedule 13D and is incorporated herein by reference in its entirety.

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 3	Form of Nominee Agreement
Exhibit 4	Joint Filing Agreement, dated April 23, 2019

CUSIP No. 127537207	SCHEDULE 13D/A	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 23, 2019

WATER ASSET MANAGEMENT, LLC

By:	/s/ Marc Robert
Name: Marc Robert
Title: Chief Operating Officer

TRF MASTER FUND (CAYMAN) LP

By:	Water Investment Advisors (Cayman), Ltd., its general partner

By:	/s/ Marc Robert
Name: Marc Robert
Title: Chief Operating Officer

WATER INVESTMENT ADVISORS (CAYMAN), LTD.

By:	/s/ Marc Robert
Name: Marc Robert
Title: Chief Operating Officer

/s/ Anthony L. Arnerich
Name: Anthony L. Arnerich

/s/ John A. Bohn
Name: John A. Bohn

/s/ Jeffrey J. Brown
Name: Jeffrey J. Brown